File No. 812-

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

In the Matter of the Application of:

TCW DIRECT LENDING LLC

TCW EXTENSION FUND

TCW ASSET MANAGEMENT COMPANY

865 S. Figueroa Street

Los Angeles, California 90017

APPLICATION FOR AN ORDER

PURSUANT TO SECTIONS 12(d)(1)(J), 23(c)(3), 57(c), 57(i), 60 AND 63 OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE ACT TO PERMIT CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 12(d)(1)(A), 12(d)(1)(C), 23(c), 57(a)(1),
57(a)(2) AND 57(a)(4) OF THE ACT AND RULE 17d-1 UNDER THE ACT

Please direct all communications, notices and orders to:

Adrian Rae Leipsic, Esq.

Adam E. Fleisher, Esq.

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, New York 10006

(212) 225-2000

Copies to:

Meredith S. Jackson

Executive Vice President and General Counsel

The TCW Group, Inc.

865 S. Figueroa Street

Los Angeles, CA 90017

(213) 244-0000

Page 1 of 31 sequentially numbered pages (including exhibits)

As filed with the Securities and Exchange Commission on April 20, 2017

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

In the Matter of: TCW DIRECT LENDING LLC TCW EXTENSION FUND TCW ASSET MANAGEMENT COMPANY 865 S. Figueroa Street Los Angeles, California 90017 File No. 812-	: : : : : : : : : : : : :

Application for an Order
pursuant to Sections 12(d)(1)(J), 23(c)(3), 57(c), 57(i), 60 and 63 of the Investment Company Act of 1940 and Rule 17d-1 Under the Act to Permit Certain Joint Transactions Otherwise Prohibited by Sections 12(d)(1)(A), 12(d)(1)(C), 23(c),

57(a)(1), 57(a)(2) and 57(a)(4) of the Act and Rule 17d-1 Under the Act

INTRODUCTION

The following entities hereby apply for an order (the “Order”) of the U.S. Securities and Exchange Commission (the “Commission”) pursuant to Sections 12(d)(1)(J), 23(c)(3), 57(c), 57(i), 60 and 63 of the Investment Company Act of 1940, as amended (the “Act”),1 and Rule 17d-1 thereunder,2 authorizing certain joint transactions that may otherwise be prohibited by any or all of Sections 12(d)(1)(A), 12(d)(1)(C), 23(c), 57(a)(1), 57(a)(2) and 57(a)(4):

•	TCW Direct Lending LLC (the “Company”)

•	TCW Extension Fund (the “Extension Fund”)[3], and

•	TCW Asset Management Company LLC (“TAMCO” and, together with the Company and the Extension Fund, the “Applicants”).

As discussed more fully below, the Applicants request the Order to the extent necessary to permit the Applicants to complete the Proposed Transaction (as defined below).

1 Unless otherwise indicated, all section references herein are to the Act.

2 Unless otherwise indicated, all rule references herein are to rules under the Act.

3 The Extension Fund has not yet been formed, and does not intend to otherwise commence operations unless and until the relief requested herein is granted and the transactions permitted by such relief have been effected. As a result, the legal name of the Extension Fund is subject to change.

I.	DESCRIPTION OF APPLICANTS

a.	The Company

The Company, a Delaware limited liability company, was organized as a closed-end management investment company on April 1, 2014. It filed a notice of intent on Form N-6F with the Commission on April 24, 2014, and an amendment to this notice on July 25, 2014, notifying the Commission of its intent to elect treatment as a business development company (“BDC”) under Section 54(a) of the Act.4 On June 17, 2014, the Company filed an amended Form 10 with the Commission to register limited liability company units (“Units”) pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in accordance with the requirements of Section 54(a) of the Act. The registration statement on Form 10 includes information regarding the Company’s Objectives and Strategies.5 The Company commenced investment activities on September 19, 2014. The Company gave notice of its intent to be regulated as a BDC by filing a Form N-54A with the Commission on December 30, 2014. The Company is subject to the periodic reporting requirements under Section 13(a) of the Exchange Act. The Company does not intend to list its Units on a national securities exchange.

As described in greater detail below under “Background of the Proposed Transaction,” the Company has been structured as a “private” BDC.

The Company operates as a direct lending company that seeks to generate risk-adjusted returns primarily through direct investments in senior secured loans made to middle-market companies or other companies that are engaged in various businesses. Although the Company focuses primarily on investing in senior secured debt obligations, it may also invest on occasion in unsecured obligations. In addition, the Company may invest in equity instruments issued in combination with a debt investment. The Company’s investments are typically in highly leveraged companies. The debt obligations issued by these companies are not rated by any rating agency or, if rated, generally receive a “rating” below investment grade from a nationally recognized statistical rating organization. The Company’s typical investment commitment is between $25 million and $150 million. The Company considers providing financing to portfolio companies for various purposes, including corporate acquisitions, growth opportunities, liquidity needs, rescue situations, recapitalizations, debtor-in-possession loans, bridge loans, and Chapter 11 exits.

The company has a portfolio of investments with an approximate fair value of $1,381,400,000 as of March 31, 2017. The majority of these investments are senior secured first-lien loans, and borrowers have an average EBITDA of approximately $50 million.

4 Section 2(a)(48) defines a BDC to be any closed-end investment company that operates for the purpose of making investments in securities described in Section 55(a)(1) through 55(a)(3) of the Act and makes available significant managerial assistance with respect to the issuers of such securities.

5 “Objectives and Strategies” means the Company’s investment objectives and strategies, as described in the Company’s registration statement on Form 10, other filings the Company has made with the Commission under the Securities Act, or under the Exchange Act, and the Company’s reports to shareholders.

Holders of the Company’s Units (“Unitholders”) made capital commitments of $2,013,469,800, of which, as of April 10, 2017, $1,634,372,782 have been called and contributed and $479,972,0216 have not yet been called and remain available for investments until the end of the Company’s commitment period (which ends on the earlier of September 19, 2017 or the date on which the available commitment of each Unit has been reduced to zero). The Company does not have any preferred units outstanding. Pursuant to a credit facility, the Company has $303,304,137 of debt outstanding as of April 10, 2017.

The Company is managed by a board of directors (the “Board”) currently comprising five persons. Three of these directors are not, and a majority of the directors at all times will not be, “interested persons” within the meaning of Section 2(a)(19) (“Non-Interested Directors”).

The Company intends to continue to qualify each year for treatment as a regulated investment company (“RIC”) under Subchapter M of the U.S. Internal Revenue Code of 1986, as amended (the “Code”).

The Company, TAMCO and certain of their affiliates rely on a May 27, 2015 order from the Commission pursuant to Sections 17(d) and 57(i) and Rule 17d-1 under the Act (Release No. IC-31649; File No. 812-14382) permitting them to co-invest in portfolio companies with each other and with affiliated investment funds (the “Co-Investment Order”).

b.	The Extension Fund

The Extension Fund has not yet been formed. The Extension Fund is intended to be organized under the laws of the State of Delaware as a corporation or similar limited liability entity and initially will be a wholly owned subsidiary of the Company. The Extension Fund is expected to elect to be regulated as a BDC, and is expected to qualify each year for treatment as a RIC. Its investment objective and investment policies will be substantially similar to the Company’s Objectives and Strategies. The board of directors of the Extension Fund (the “Extension Fund Board” and, together with the Board, the “Boards”) will initially be designated by the Company in its capacity as initial shareholder or member of the Extension Fund prior to the Exchange (as described below), in consultation with the Company’s management and the Board.

As described in greater detail below under “Background of the Proposed Transaction,” the Extension Fund will initially be structured as a private BDC, and will be authorized to conduct an initial public offering or listing of its common stock (or equivalent interests) (the “Shares”). The Extension Fund does not, however, intend to otherwise commence operations unless and until the relief requested herein is granted and the transactions permitted by such relief have been effected.

c.	TAMCO

6 Available capital commitments include $100,875,003 of prior distributions that are subject to recall under the terms of the LLC Agreement (as defined below).

TAMCO, a Delaware limited liability company, is registered with the Commission as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). It is a wholly owned subsidiary of The TCW Group, Inc. Together with its affiliated companies, TAMCO manages or has committed to manage approximately $194.3 billion of assets as of March 31, 2017.

TAMCO serves as investment adviser to the Company pursuant to the terms of an investment management and advisory agreement entered into between the Company and TAMCO (the “Advisory Agreement”), which has been approved by the Board and the Unitholders. Under this agreement, TAMCO manages the portfolio of the Company in accordance with its Objectives and Strategies, makes investment decisions, places purchase and sale orders for portfolio transactions, and otherwise manages day-to-day operations, subject to the oversight of the Board.

The Advisory Agreement provides that the Company pays to TAMCO, quarterly in advance, a management fee equal to 1.50% per annum of the aggregate commitments to the Company. Following the end of the Company’s commitment period, the management fee will be reduced to 0.75% per annum of the aggregate cost basis of outstanding investments, subject to further adjustment to reflect certain written-off investments. TAMCO also receives an incentive fee pursuant to the Advisory Agreement equal to 20% of the Company’s profits calculated on a cumulative basis after Unitholders have received a return of their aggregate capital contributions to the Company and a 9% IRR hurdle has been met, subject to a “catch-up” in favor of TAMCO. Details and additional terms and conditions regarding the calculation of the management fee and the incentive fee are set forth in the Company’s Form 10-K, Form 10-Q and other filings with the Commission.7

TAMCO also intends to serve as investment adviser to the Extension Fund pursuant to an investment management and advisory agreement it intends to enter into with the Extension Fund, which will be approved prior to the Exchange by the Non-Interested Directors of the Extension Fund Board and the Company in its capacity initial shareholder or member of the Extension Fund.

II.	THE PROPOSED TRANSACTION

The Applicants are applying to the Commission for an Order to permit them to conduct the Proposed Transaction. As further described below, the Proposed Transaction would provide the Company’s Unitholders with the option to either (i) continue to hold Units in the Company for the duration of the Company’s finite term or (ii) exchange their Units for an equivalent number of Shares of the Extension Fund, with the understanding that the Extension Fund may subsequently conduct an initial public offering or listing of its Shares.

7 See the Company’s Form 10-K, filed with the Commission on March 28, 2017, File No. 814-01069, and Form 10-Q, filed with the Commission on November 10, 2016, File No. 814-01069.

a.	Background of the Proposed Transaction

The Company has been structured as a private BDC. Unlike a traditional publicly listed BDC that typically commences operations after completing an initial public offering, the Company initially raised capital by conducting private offerings of its Units to investors in reliance on the exemption from registration provided by Rule 506 of Regulation D under the Securities Act. Specifically, the Company entered into subscription agreements with its Unitholders, pursuant to which the Unitholders made capital commitments to purchase Units from the Company during a specified commitment period. To fund its investment activities, the Company has drawn down those capital commitments on an as-needed basis. The Units are not traded on any securities exchange and are not freely transferable, and the Company does not conduct periodic repurchases of Units from Unitholders. Instead, Unitholders are provided liquidity on their investment through periodic distributions by the Company in combination with the Company’s finite term, as reflected in the Company’s limited liability operating agreement (the “LLC Agreement”). In that regard, the LLC Agreement provides that the Company will be dissolved upon the expiration of its six-year term on September 19, 2020 (subject to any extensions of the term in accordance with the procedures set forth in the LLC Agreement), whereupon the Company’s assets will be liquidated in an orderly manner, capital will be returned to the Unitholders, and the Company will wind up.

Commencing operations as a private BDC offers numerous benefits to the BDC and its investors, including both the “private-phase” investors as well as future non-institutional retail investors. Raising capital on a private basis avoids the impact of any volatility in the public markets or sector-specific market trends. Accepting capital commitments from investors pursuant to subscription agreements also ensures that the BDC has access to a steady and reliable pool of capital in its initial stages that can be drawn down and deployed on an as-needed basis. In addition, a private BDC can gradually ramp up its portfolio of targeted investments over a longer timeline. Accordingly, when it seeks to raise capital in the public markets, it has sufficiently scaled up its activities, which may reduce the impact of start-up costs and related inefficiencies on retail investors and allow those investors to comprehensively evaluate the BDC’s track record at the time of their investment decision.8 Raising capital on a private basis also avoids many of the transaction costs associated with an underwritten public offering. In recent years, several BDCs have raised initial capital in this manner, and private BDCs have become a larger part of the BDC sector generally and an increasingly important source of financing for middle-market companies.9 Finally, once a private BDC conducts an initial public offering, this structure also enables the BDC’s potential future retail investors to benefit from alignment with sophisticated institutional investors carried over from the private BDC phase.

Like the Company, most private BDCs provide investors with liquidity on their investment through periodic distributions in combination with the BDC’s finite term. However, unlike the Company, these private BDCs generally are not constrained by their organizational

8 See “Benefits of the Proposed Transaction; Protective Measures” below for a discussion of the start-up costs faced by newly formed BDCs.

9 The Applicants note TPG Specialty Lending, Inc., Carlyle GMS Finance, Inc. and Goldman Sachs BDC, Inc. as recent examples of BDCs that were initially formed as private BDCs. In addition, TPG Specialty Lending, Inc. and Goldman Sachs BDC, Inc. have subsequently conducted initial public offerings.

documents in their ability to conduct an initial public offering or listing of their common stock. So long as the BDC’s investment adviser and board of directors determine that an initial public offering or listing is in the best interest of the BDC and its shareholders, the BDC may conduct an initial public offering or listing at any time, without seeking the approval of shareholders or otherwise amending its organizational documents. If, at the end of its stated term, the BDC has not previously undertaken an initial public offering, listing or other similar liquidity event, the BDC typically would be required to liquidate its investments, return capital to investors and wind up.

The Company is uniquely situated. The Company’s organizational documents do not permit the Company to conduct an initial public offering of its Units. On the contrary, the Company has agreed to a covenant with its Unitholders providing that no Unitholder will be required to participate in a publicly traded vehicle without such Unitholder’s consent. This framework resulted from extensive negotiations with several of the Company’s investors, who as a commercial matter, were not prepared to authorize the Company to proceed with an initial public offering of its Units without obtaining the approval of each investor. The Company’s investors instead insisted on maintaining complete optionality over the possibility of participating in a publicly traded vehicle, citing their desire to defer making an investment decision until they could thoroughly evaluate all relevant considerations, including prevailing market conditions, the Company’s investment track record and the terms and conditions applicable to an investment in the publicly traded vehicle.

The Company’s organizational documents instead outline a framework that balances investor optionality with the desirability to engage in an initial public offering or listing transaction at a later stage. The Company’s LLC Agreement provides for the ability of the Company to engage in a “split-off” transaction, which would be implemented through the Proposed Transaction and which is the focus of this application. Specifically, the LLC Agreement provides that at any time after the second anniversary of the Company’s initial closing date (September 19, 2014) the Company may offer Unitholders the option to elect to either (i) retain their ownership of Units or (ii) exchange their Units for shares of common stock in a newly formed fund (i.e., the Extension Fund) that would elect to be treated as a BDC and a RIC and which could, among other things, seek to complete an initial public offering of its common stock. To effect this option, the LLC Agreement provides that the Company would transfer a pro rata portion of its assets and liabilities attributable to the Unitholders that elect to invest in the Extension Fund (such Unitholders, “Electing Unitholders”) to the Extension Fund in exchange for newly issued Shares of the Extension Fund, and thereafter exchange the Extension Fund Shares for the Units of the Electing Unitholders. If the Company does not undertake the Proposed Transaction, the Company will continue operations under its existing structure and commence liquidation at the end of its term in accordance with its organizational documents.

The Applicants emphasize that the split-off transaction was described in the Company’s LLC Agreement (which was approved and executed by each Unitholder) and prominently disclosed in the Company’s private placement memorandum (which was reviewed by each Unitholder prior to its investment decision). The Company also discussed the split-off with the

Commission in connection with the Commission’s review of the Company’s registration statement on Form 10 filed on June 17, 2014.10

Following the completion of the Proposed Transaction, the Extension Fund would initially conduct its operations as a private BDC. The Extension Fund may seek to raise capital on a private placement basis from Unitholders who elect to exchange their units and additional investors. Unlike the Company’s LLC Agreement, the organizational documents of the Extension Fund would authorize the Extension Fund to conduct an initial public offering or listing of its Shares. In the event that the Extension Fund does not effect an initial public offering, listing or similar liquidity event within the finite term provided in its organizational documents, the Applicants expect that the Extension Fund would liquidate its assets in an orderly manner, return capital to investors and wind up. The Applicants expect that the precise terms of the Extension Fund, including the terms of the investment advisory agreement with TAMCO, would be determined based on prevailing market conditions and discussions with Unitholders and the Extension Fund Board, and such terms would be fully disclosed to all Unitholders in connection with the Proposed Transaction.

Following the Proposed Transaction, the Company would continue conducting operations under its existing structure until the expiration of its finite term, whereupon it would liquidate its assets in an orderly manner, return capital to investors and wind up. Note, however, that the Company’s commitment period will have terminated prior to the completion of the Proposed Transaction, and the Company generally will not be permitted to make additional portfolio investments on a going-forward basis (other than certain follow-on investments and investments that were in process prior to the termination of the commitment period). TAMCO would continue to manage the investment portfolios of the Company and the Extension Fund following the Proposed Transaction pursuant to the terms of the applicable investment management and advisory agreement.

b.	Description of the Proposed Transaction

If the Order is granted, the Applicants propose to conduct an exchange offer, pursuant to which Unitholders may elect to exchange their Units for an equivalent number of Shares of the Extension Fund. The exchange offer will be made in compliance with the Exchange Act tender offer rules, including offering the same consideration to all Unitholders, holding the offer open for at least 20 business days and filing a Schedule TO with the Commission. The offer of the Extension Fund’s Shares will either be registered under the Securities Act or offered in compliance with applicable private placement rules. The consummation of the exchange offer is referred to herein as the “Exchange” and, together with the other steps described below, the “Proposed Transaction.”

Prior to the Exchange, the Extension Fund will be formed as a wholly-owned subsidiary of the Company and the Company will transfer to the Extension Fund, in exchange for newly issued Shares of the Extension Fund, a pro rata portion of each of the Company’s assets and liabilities, including each of the Company’s portfolio investments, in proportion to the percentage of Electing Unitholders. The Applicants emphasize that this computation will be

10 See Correspondence to Asen Parachkevov dated June 3, 2014, EDGAR CORRESP.

purely an objective and formulaic exercise determined solely on the basis of on the percentage of Electing Unitholders, and will not be impacted by the valuation of the Company’s assets or any other factor that would impart an element of discretion. In that regard, the Applicants submit that the Company’s legal interest in each of its existing portfolio investments is capable of being proportionally assigned (or similarly transferred) on a pro rata basis by the Company to the Extension Fund to ensure strict conformance to this methodology. Following the Exchange, the Company and the Extension Fund will adopt the same valuation policy and will continue to value assets in accordance with all applicable provisions of the Act.

Prior to the Exchange, the Company will either (i) draw down uncalled capital commitments of the Unitholders to repay all outstanding indebtedness incurred under the Company’s credit facility or (ii) undertake a refinancing of its credit facility that would result in the Company and the Extension Fund each entering into new credit facilities, where the amount of indebtedness outstanding under each facility immediately following the completion of the Exchange would be determined based on the percentage of Electing Unitholders. Accordingly, under either scenario, the aggregate indebtedness outstanding under the Company’s credit facility and the Extension Fund’s credit facility after the Exchange is expected to be equal to or less than the indebtedness outstanding under the Company’s credit facility immediately prior to the Exchange. Other material liabilities of the Company, which largely consist of certain fee accruals, are also capable of being proportionally assigned on a pro rata basis by the Company to the Extension Fund, and the Extension Fund will assume its pro rata portion of such liabilities based on the percentage of Electing Unitholders prior to the Exchange.

As a result, immediately following the Exchange, both the Electing Unitholders and the remaining Unitholders will own the same pro rata interest in the same underlying portfolio investments as they did immediately prior to the Exchange, except that such ownership will be represented by interests in one of two separate entities, rather than solely by Units in the Company.

c.	Benefits of the Proposed Transaction; Protective Measures

The Applicants believe that the Proposed Transaction would result in a number of benefits for the Company’s existing Unitholders while promoting values central to the Commission’s tripartite mission of protecting investors, maintaining fair, orderly and efficient markets, and facilitating capital formation.

•

The Proposed Transaction provides the Company’s Unitholders with the optionality that was negotiated for and that was disclosed to them at the time of their investment in the Company. Specifically, the Proposed Transaction enables the Company to offer each Unitholder the option to participate in the Extension Fund, and therefore remain invested over a longer (and potentially indefinite) investment horizon, or the option to remain invested in the Company during the remainder of the Company’s finite term, with no material change to the existing economics. The Applicants believe that as long as appropriate safeguards have been adopted to eliminate the possibility of any resulting prejudice, a transaction that facilitates investor optionality should be regarded as being in the best interest of investors and consistent with the general purposes of the Act.

•	The Proposed Transaction enables the Company’s investors to participate in the Extension Fund in a manner that promotes capital formation by alleviating certain inefficiencies associated with investing in a newly formed publicly traded BDC.

A newly formed BDC faces a number of significant operational challenges that may potentially impact returns to investors during its early “ramp up” period. Since many newly formed BDCs have not identified an investment portfolio at the time of their initial public offering, proceeds from the initial public offering may need to be temporarily invested in low-yielding, liquid assets pending deployment. This typically negatively affects a BDC’s targeted return. This phenomenon is accentuated by the diversification requirements applicable to a BDC that intends to qualify as a RIC under Subchapter M of the Code. Pursuant to those diversification requirements, a RIC must maintain its holdings so that, at the end of each quarter of its taxable year, at least 50% of the value of its total gross assets consists of cash and cash items, U.S. government securities, the securities of other RICs and “other securities” (as defined in the Code).11 As a result, a newly formed BDC may initially invest a significant portion of its capital in cash and cash equivalents during its “ramp up” period. By contrast, the Proposed Transaction permits investors to participate in a newly formed BDC that already has a mature, diversified portfolio of attractive investments and which should not be subject to the inefficiencies faced by newly formed BDCs.

•	The Proposed Transaction will position the Extension Fund to continue operations as a BDC with the goals of achieving greater economies of scale and eventually completing an initial public offering or listing of its Shares. Following the Proposed Transaction, the Extension Fund can continue to make financing and significant managerial assistance available to middle-market companies, in accordance with the goals of the Act. As noted above, some of the largest and most prominent publicly traded BDCs commenced operations as private BDCs, and proceeding with the Proposed Transaction will enable the Applicants to provide many of the same benefits to Electing Unitholders.

•	By allowing the Company’s initial private-phase investors to elect to participate in the Extension Fund, the Proposed Transaction will enable potential future retail investors to benefit from alignment with sophisticated institutional investors who elect to participate in the Extension Fund. The expertise and diversity of perspective that these investors represent should only redound to the benefit of new, retail investors who acquire interests in the public market.

The Applicants will take the following measures to ensure that the Proposed Transaction is undertaken on favorable terms to both the Company’s non-electing Unitholders and the Electing Unitholders:

11 “Other securities” expressly do not include any amount of any one issuer, if the RIC’s holdings of such issuer are greater in value than 5% of its total assets or greater than 10% of the outstanding voting securities of such issuer.

•	The Boards, including a majority of the Non-Interested Directors of each, will be required to approve the Proposed Transaction, and will have determined that:

○	participation in the transaction is in the best interests of the Company or the Extension Fund, as applicable;

○	the interests of Unitholders who elect to remain invested in the Company and the interests of the Electing Unitholders will not be diluted as a result of effecting the Exchange;[12] and

○	all Unitholders, including the Electing Unitholders, will hold the same pro rata interest in the same underlying portfolio investments as immediately prior to the Exchange.

•	The Company will not proceed with the Proposed Transaction unless a minimum of 25% of Unitholders (based on Units outstanding) elect to participate in the Exchange as Electing Unitholders (the “Minimum Condition”).[13]

•	Under no circumstances will non-electing Unitholders who do not wish to participate in the Proposed Transaction be required to tender or redeem their Units of the Company.[14]

•	The Extension Fund Board, including the Non-Interested Directors, and the Company in its capacity as initial shareholder or member of the Extension Fund will approve the Extension Fund’s investment advisory agreement with TAMCO prior to the Exchange.

•	The investment objectives and policies of the Extension Fund will be substantially similar to the Company’s Objectives and Strategies.

•	The Company’s management and incentive fees will remain unchanged and the Proposed Transaction will not result in additional incremental fees for the Company’s Unitholders during the remainder of the Company’s finite term.

•	The materials delivered to Unitholders in connection with the exchange offer will fully describe the material terms of the Exchange and an investment in the Extension Fund (including the terms of its investment advisory agreement) in accordance with the applicable Exchange Act rules.

12 For the avoidance of doubt, “dilution” in this context excludes any item of expense borne by the interests of Unitholders and Electing Unitholders in connection with the Proposed Transaction as further described herein.

13 The Applicants note that in the very unlikely event that 100% of Unitholders elect to participate in the Proposed Transaction, the Applicants expect that they would proceed with the Proposed Transaction as described herein due to the fact that the Company is currently constrained by its organizational documents in its ability to conduct an initial public offering of its Units.

14 See Section II.d. below for a discussion of the reasons why requiring Unitholders to mandatorily tender or redeem their Units would not align with Unitholders’ expectations.

•	For so long as the Company and the Extension Fund hold investments in the same portfolio company, the Company and the Extension Fund will comply with the terms of the Co-Investment Order relating to such co-investment, including in connection with any disposition of an interest in such portfolio company or follow-on investment opportunity. The Applicants submit that, once formed, the Extension Fund will be a “Regulated Fund” for purposes of the Co-Investment Order.

The Applicants will not rely on the Order to complete the Proposed Transaction until the measures described above are completed. The costs and expenses of the Proposed Transaction, including costs incurred in connection with this application and effecting the Exchange, will be borne by the Company (prior to the consummation of the Exchange) to the extent that these costs and expenses, together with certain other operating expenses incurred by the Company in the same calendar year, do not exceed the cap on operating expenses in the Company’s LLC Agreement (with any amounts in excess of the cap on operating expenses in any calendar year to be borne by TAMCO).15 All other costs and expenses relating to the organization and operation of the Extension Fund will be borne by the Extension Fund pursuant to its organizational documents and will be fully disclosed to investors prior to their decision to participate in the Exchange.

The Applicants expect that the Exchange of Units for Shares of the Extension Fund will be a taxable exchange for Electing Unitholders, who will recognize gain (or loss) equal to the difference between the fair market value of the Shares of the Extension Fund and the tax basis such Unitholders have in their Units. These consequences will be fully disclosed to investors prior to their decision to participate in the Exchange. It is not expected that the Exchange will give rise to any material amount of taxable income or gain for the Company or non-electing Unitholders, or that any other materially adverse tax consequences would arise for the Company or non-electing Unitholders.

d.	Alternatives to the Proposed Transaction

In the course of evaluating the Proposed Transaction, the Company also considered if it would be possible to achieve the same business objectives for its Unitholders by pursuing an alternative transaction that would not require the Company to obtain exemptive relief from the Commission.

In particular, the Company considered if Unitholders could be provided with comparable benefits through an issuer tender offer structure. Under this alternative, the Company would propose to make an offer to purchase all of a Unitholder’s outstanding Units at a price equal to the Company’s net asset value per Unit while contemporaneously seeking to amend the LLC Agreement to permit the Company, under its existing structure, to complete an initial public offering or listing. Accordingly, each Unitholder would be provided with the option to either

15 The Company’s LLC Agreement limits the amount of operating expenses that may be borne by the Company in any calendar year (excluding certain specified amounts including payments of management fees, incentive fees and organizational expenses) to an amount equal to 12.5 basis points of the aggregate capital commitments to the Company.

tender all of its Units (and therefore completely exit its investment in the Company) or continue to remain invested in the Company, with the understanding that the Company could subsequently conduct an initial public offering or listing without satisfying any additional shareholder consent requirement.

The Company ultimately concluded that this alternative would not be in best interest of the Unitholders. First, this transaction structure would not be consistent with the letter or the spirit of the Company’s organizational documents. As discussed above, the Company has agreed to a covenant with its Unitholders providing that no Unitholder will be required to participate in a publicly traded vehicle without such Unitholder’s consent. Requiring Unitholders to either tender their Units or “pre-consent” to a future initial public offering would not align with their expectations at the time of their investment decision, and would likely be perceived by Unitholders as coercive. Second, in order to fund the consideration payable to tendering Unitholders, the Company could be compelled to liquidate a significant portion of its investment portfolio, potentially at a discount to the amounts the Company would have received were the investments realized in the ordinary course—an outcome that would prejudice the interests of all Unitholders, including Unitholders who elect not to tender their Units. Third, participating in a tender offer would significantly curtail a tendering Unitholder’s expected investment horizon, since it would require the Unitholder to realize its investment in the Company immediately (and unexpectedly), instead of gradually over the course of the Company’s remaining finite term.

III.	RELIEF REQUESTED

Applicants hereby request an Order pursuant to (i) Section 57(c), granting an exemption from
Sections 57(a)(1) and 57(a)(2), (ii) Rule 17d-1, as made applicable to BDCs by Section 57(i), granting an exemption from Section 57(a)(4), (iii) Section 12(d)(1)(J), as made applicable to BDCs by Section 60, granting an exemption from Sections 12(d)(1)(A) and 12(d)(1)(C) and (iv) Section 23(c)(3), as made applicable to BDCs by Section 63, granting an exemption from Section 23(c), to the extent necessary to permit the Applicants to complete the Proposed Transaction.

a.	Section 57(b) and Rule 57b-1

Section 57(b), as modified by Rule 57b-1,16 specifies the persons to whom the prohibitions of
Sections 57(a)(1), (a)(2) and (a)(4) apply. These persons include the following: (1) any director, officer, employee, or member of an advisory board of a BDC or any person (other than the BDC itself) who is, within the meaning of Section 2(a)(3)(C), an affiliated person of any such person; and (2) any investment adviser or promoter of, general partner in, principal underwriter for, or person directly or indirectly either controlling, controlled by, or under common control with a BDC (except the BDC itself and any person who, if it were not

16 Rule 57b-1 exempts certain persons otherwise related to a BDC in a manner described in Section 57(b)(2) from being subject to the prohibitions of Section 57(a). Specifically, this rule states that the provisions of Section 57(a) shall not apply to any person: (a) solely because that person is directly or indirectly controlled by a BDC; or (b) solely because that person is directly or indirectly controlling, controlled by, or under common control with, a person described in (a) of the rule or is an officer, director, partner, copartner, or employee of a person described in (a) of the rule.

directly or indirectly controlled by the BDC, would not be directly or indirectly under the control of a person who controls the BDC), or any person who is, within the meaning of Section 2(a)(3)(C) or (D), an affiliated person of such person.

Section 2(a)(9) defines “control” as the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company. The statute also sets forth the interpretation that any person who owns beneficially, either directly or through one or more controlled companies, more than 25% of the voting securities of a company shall be presumed to control such company; any person who does not so own more than 25% of the voting securities of a company shall be presumed not to control such company; and a natural person shall be presumed not to be a controlled person.

Sections 2(a)(3)(C) and (D) define an “affiliated person” of another person as: (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person; and (D) any officer, director, partner, copartner, or employee of such other person.

b.	Sections 57(a)(1) and 57(a)(2)

Section 57(a)(1) provides that it shall be unlawful for any person who is related to a BDC in a manner described in Section 57(b), acting as principal, to sell to such BDC, or to a company controlled by such BDC, any securities or other property except for (i) securities of which the buyer is the issuer or (ii) securities of which the seller is the issuer and which are part of a general offering to the holders of a class of its securities.

Section 57(a)(2) provides that it shall be unlawful for any person who is related to a BDC in a manner described in Section 57(b), acting as principal, to purchase from such BDC, or from a company controlled by such BDC, any securities or other property except for securities of which the seller is the issuer.

Applicants are concerned that the Company may be viewed as an affiliated person of the Extension Fund under Section 2(a)(3)(C) because the Company will own 100% of the Extension Fund’s voting securities until the consummation of the Proposed Transaction. The Company and the Extension Fund may also be viewed as affiliated persons of each other to the extent that they may be deemed to be under the common control of TAMCO.

Applicants are also concerned that Sections 57(a)(1) and (a)(2) may be considered to prohibit the Proposed Transaction if the above affiliations occur and the Applicants are not able to rely on an exemption. As a result, in the absence of an exemptive order, Section 57(a) might prohibit the Company’s transfer to the Extension Fund of a pro rata portion of the Company’s assets and the Extension Fund’s issuance to the Company of its securities.

c.	Section 57(a)(4) and Rule 17d-1, as made applicable to BDCs by Section 57(i)

Section 57(a)(4) makes it unlawful for any person who is related to a BDC in a manner described in Section 57(b), acting as principal, knowingly to effect any transaction in which the BDC or a company controlled by such BDC is a joint or a joint and several participant with that person in contravention of rules and regulations as the Commission may prescribe for the purpose of limiting or preventing participation by the BDC or controlled company on a basis less advantageous than that of the other participant. Although the Commission has not adopted any rules expressly under Section 57(a)(4), Section 57(i) provides that the rules under Section 17(d) applicable to registered closed-end investment companies (e.g., Rule 17d-1) are, in the interim, deemed to apply to transactions subject to Section 57(a). Rule 17d-1 prohibits any person who is related to a BDC in a manner described in Section 57(b), as modified by Rule 57b-1, acting as principal, from participating in, or effecting any transaction in connection with, any joint enterprise or other joint arrangement or profit-sharing plan in which the BDC or a company controlled by such BDC is a participant, unless an application regarding the joint enterprise, arrangement, or profit-sharing plan has been filed with the Commission and has been granted by an order entered prior to the submission of the plan or any modification thereof to security holders for approval, or prior to its adoption or modification if not so submitted.

In passing upon applications under Rule 17d-1, the Commission will consider whether the participation by the BDC or controlled company in such joint transaction is consistent with the provisions, policies, and purposes of the Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

As explained above, the Company and the Extension Fund may be viewed as affiliated persons of each other. Applicants request an order pursuant to Rule 17d-1 to the extent that the participation of Applicants in the Proposed Transaction may be deemed to constitute a prohibited joint transaction.

d.	Sections 12(d)(1)(A) and 12(d)(1)(C), as made applicable to BDCs by Section 60

Section 12(d)(1)(A) of the Act, made applicable to BDCs by Section 60 to the same extent as if they were registered closed-end investment companies, places limitations on the ability of a registered investment company to acquire the securities of any other investment company and on the ability of any investment company to acquire the securities of a registered investment company. Specifically, the Section provides that:

“It shall be unlawful for any registered investment company (the “acquiring company”) and for any company or companies controlled by such acquiring company to purchase or otherwise acquire any security issued by any other investment company (the “acquired company”) and for any investment company (the “acquiring company”) and any company or companies controlled by such acquiring company to purchase or otherwise acquire any security issued by any registered investment company (the “acquired company”), if the acquiring company and any company or companies controlled by it immediately after such purchase or acquisition own in the aggregate—

(i) More than three per centum of the total outstanding voting stock of the acquired company;

(ii) Securities issued by the acquired company having an aggregate value in excess of five per centum of the value of the total assets of the acquiring company; or

(iii) Securities issued by the acquired company and all other investment companies (other than treasury stock of the acquiring company) having an aggregate value in excess of 10 per centum of the value of the total assets of the acquiring company.”

Section 12(d)(1)(C) of the Act, similarly made applicable to BDCs by Section 60 to the same extent as if they were registered closed-end investment companies, places limitations on the ability of an investment company to acquire the securities of a registered closed-end investment company. Specifically, the Section provides that:

“It shall be unlawful for any investment company (the “acquiring company”) and any company or companies controlled by the acquiring company to purchase or otherwise acquire any security issued by a registered closed-end investment company, if immediately after such purchase or acquisition the acquiring company, other investment companies having the same investment adviser, and companies controlled by such investment companies, own more than 10 per centum of the total outstanding voting stock of such closed-end company.”

The Applicants are concerned that the Proposed Transaction may be viewed as technically violating the above provisions because prior to the Exchange, the Company will own 100% of the newly issued Shares of the Extension Fund, even though such ownership will exist for only a momentary period of time. At the time of the formation of the Extension Fund and prior to the time of the Exchange, the Company will hold more than 3% of the voting stock of the Extension Fund (as it will hold 100% of such stock) and the value of the Company’s holdings of Extension Fund Shares may exceed 5% of the Company’s assets for a momentary period. In addition, because the Company and the Extension Fund both will have elected to be treated as BDCs and will share a common investment adviser (TAMCO), the Proposed Transaction could be viewed as technically violating Section 12(d)(1)(C) due to the fact that the Company will own more than 10% of the voting stock of the Extension Fund prior to the Exchange for a momentary period prior to the Exchange.

e.	Section 23(c), as made applicable to BDCs by Section 63

Section 23(c), made applicable to BDCs by Section 63, generally prohibits a BDC from purchasing any securities of which it is the issuer except in the open market, pursuant to tenders, or “under such other circumstances as the Commission may permit by rules and regulations or orders for the protection of investors in order to insure that such purchases are made in a manner or on a basis which does not unfairly discriminate against any holders of the class or classes of securities to be purchased.” No rule addresses “purchases” by a BDC in the circumstances of the Proposed Transaction described herein. Thus, the Applicants are concerned that the transactions between the Company and the Electing Unitholders described herein pursuant to the Exchange could constitute “purchases” by the Company of its own securities, and thus be prohibited by Section 23(c).

IV.	JUSTIFICATION FOR THE REQUESTED RELIEF

a.	Statutory Standards

The Applicants submit that granting the exemptive relief described herein would meet all applicable statutory standards. Set forth below is a discussion of each section of the Act relevant to the relief discussed in this application for exemptive relief.

i.	Section 57(a)(1) and (a)(2)

The Applicants are requesting an Order pursuant to Section 57(c) from the provisions of Sections 57(a)(1) and 57(a)(2) in order to permit the Applicants to effect the above Proposed Transaction. Section 57(c) authorizes the Commission to issue such an exemptive order if three conditions are met:

(1)	the terms of the Proposed Transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching of the BDC or its shareholders or partners on the part of any person concerned;

(2)	the Proposed Transaction is consistent with the policy of the BDC, as recited in the filings made by such company with the Commission under the Securities Act, its registration statement and reports filed under the Exchange Act, and its reports to shareholders or partners; and

(3)	the Proposed Transaction is consistent with the general purposes of the Act.

The Applicants submit that the Proposed Transaction satisfies the above conditions.

The terms of the Proposed Transaction, including the consideration to be paid or received, are fair and reasonable and involve no element of overreaching. A number of protective measures mitigate the possibility of non-electing Unitholders suffering prejudice as a result of the Proposed Transaction. Crucially, the transfer by the Company of a pro rata portion of each of its assets and liabilities to the Extension Fund in exchange for newly issued Shares of the Extension Fund will be determined solely on the basis of the percentage of Electing Unitholders, which is purely an objective and formulaic exercise that forecloses the possibility of “implementation risk.” Since the Company’s legal interest in each of its existing portfolio investments is capable of being proportionally assigned (or similarly transferred) on a pro rata basis by the Company to the Extension Fund, the implementation of the transfer will not be impacted by the valuation of the Company’s assets or any other discretionary factor that could potentially prejudice electing or non-electing Unitholders or create an opportunity for overreaching. As an additional safeguard, the Board and the Extension Fund Board will each have determined that, following the Proposed Transaction, each investor will hold the same pro rata interest in the same underlying portfolio investments as immediately prior to the Exchange, and neither the interests of Unitholders nor the interests of Electing Unitholders will be diluted as a result of effecting the Exchange. Furthermore, the Company’s management and incentive fees will remain unchanged, and the Proposed Transaction will not result in additional incremental fees for the Company’s Unitholders during the remainder of the Company’s finite term. Under no circumstances will the Company require non-electing Unitholders to tender or redeem their Units of the Company, and Unitholders who wish to remain invested in the Company during the remainder of the Company’s finite term will be able to do so regardless of the percentage of

Unitholders that elect to participate in the Exchange. Collectively, these measures ensure that Unitholders who elect to remain invested in the Company will not suffer any prejudice as a result of the Proposed Transaction, therefore assuring that each Unitholder can evaluate the Proposed Transaction based on its merits, free from the possibility of coercion or undue influence on the part of TAMCO and its affiliates.

The terms of the Proposed Transaction are also fair and reasonable from the perspective of Electing Unitholders. The disclosure materials delivered to Unitholders in connection with the exchange offer will fully describe the material terms of the Exchange and an investment in the Extension Fund (including the terms of its investment advisory agreement) in accordance with the applicable Exchange Act rules, assuring that each Electing Unitholder will have received all material information to evaluate participating in the Exchange. In that regard, the Applicants note that each of the Company’s Unitholders are all “accredited investors” as defined in Rule 501 of Regulation D under the Securities Act and “qualified clients” as defined in Rule 205-3 under the Advisers Act, and possess the requisite level of sophistication to independently evaluate the terms of the Proposed Transaction. Furthermore, pursuant to the Minimum Condition, the Company will not proceed with the Proposed Transaction unless a minimum of 25% of Unitholders (based on Units outstanding) elect to participate in the Exchange as Electing Unitholders. In that regard, the Applicants submit that the operation of the 25% Minimum Condition ensures that the Extension Fund will have an initial asset base of sufficient size and scale to continue operations as a private BDC and facilitate an eventual initial public offering or listing of its Shares. While the Extension Fund is expected to adopt a management fee and incentive fee structure that differs from the Company’s existing fee structure, the Applicants underscore that (a) the disclosure materials delivered to Unitholders will contain comprehensive disclosure describing the applicable management fee and incentive fee calculations, including hypothetical examples to enable all Unitholders to evaluate an investment in the Company and the Extension Fund on a comparative basis, and (b) the advisory agreement between the Extension Fund and TAMCO will be approved prior to the Exchange by the Extension Fund Board and the Company in its capacity initial shareholder or member of the Extension Fund.

To the extent possible, the Applicants intend to structure the Proposed Transaction to minimize tax consequences for the Company and the Unitholders. Although the Proposed Transaction will be a taxable event for Electing Unitholders, and it is possible that the Extension Fund may hold assets with built-in gain which ultimately may give rise to taxable income for the Electing Unitholders, these consequences will be fully disclosed to investors prior to their decision to participate in the Exchange.

The Proposed Transaction is consistent with the stated investment policies of the Company as fully disclosed to Unitholders. As discussed above, the split-off transaction was described in the Company’s LLC Agreement (which was approved and executed by each Unitholder) and prominently disclosed in the Company’s private placement memorandum and registration statement on Form 10. Accordingly, the Applicants believe that the Proposed Transaction falls squarely within the Company’s objectives and strategies and should be viewed, a fortiori, as consistent with the policies of the Company.

The Proposed Transaction is also consistent with the general purposes of the Act. Section 1(b)(2) declares it against the public interest when investment companies are “organized, operated, managed or their portfolio securities are selected” in the interest of, among others, the investment company’s officers, directors, investment adviser, or affiliated persons thereof. As explained above, the Proposed Transaction is being proposed by the Applicants to provide Unitholders with the optionality they negotiated for at the time of their investment decision. Unlike other private BDC structures, which require all investors to remain invested in the BDC following an initial public offering or listing (even where the initial public offering or listing occurs many years after the initial investment decision), the Company’s unique structure enables all Unitholders to comprehensively evaluate all considerations relevant to an investment in a publicly listed vehicle, and then to elect the option that best aligns with their investment objective. The Applicants believe that as long as appropriate safeguards have been adopted to eliminate the possibility of any resulting prejudice, a transaction that facilitates investor optionality should be regarded as being in the best interest of investors and consistent with the general purposes of the Act.17 As explained above, the Applicants also believe that the Proposed Transaction would promote capital formation by alleviating many of the inefficiencies associated with investing in a newly formed public BDC, and would position the Extension Fund to continue to make financing and significant managerial assistance available to middle-market companies, in accordance with the goals of the Act.

In sum, the Proposed Transaction is being proposed to benefit Unitholders and is consistent with the investment thesis contemplated at the outset of their investment decision. The Board and the Extension Fund Board, including a majority of the Non-Interested Directors of each, will have determined that:

(1)	participation in the transaction is in the best interests of the Company or the Extension Fund, as applicable;

(2)	the interests of Unitholders who elect to remain invested in the Company and the interests of the Electing Unitholders will not be diluted as a result of effecting the Proposed Transaction;[18] and

17 Investor optionality was recently highlighted in a Commission no-action letter provided to Carey Credit Income Fund and Carey Credit Income Fund 2015 T in connection with an innovative master-feeder BDC structure. See Carey Credit Income Fund et al., SEC No-Action Letter, File No. 814-01117 (July 15, 2015), which contemplated the establishment of a “master-feeder structure” in order to offer investors the ability to invest in a BDC reflecting a finite term and a particular sales load and distribution/shareholder servicing fee that most closely aligns an investor’s particular investment objective and time horizon. While the Proposed Transaction is structurally very different from the transactions at issue in the Carey Credit Income Fund letter, the Applicants’ request for exemptive relief is motivated by a similar bona fide business objective, and would similarly provide Unitholders the optionality to invest in a structure that best accords with their investment objectives and time horizon.

18 For the avoidance of doubt, “dilution” in this context excludes any item of expense borne by the interests of Unitholders and Electing Unitholders in connection with the Proposed Transaction as further described herein.

(3)	all Unitholders, including the Electing Unitholders, will hold the same pro rata interest in the same underlying portfolio investments as immediately prior to the Exchange.

In making this determination, the Boards would be expected to consider factors such as the following, among other factors determined by them to be relevant: (i) the description of the split-off transaction set forth in the Company’s LLC Agreement and private placement memorandum; (ii) the fees or expenses that will be borne directly or indirectly by the Company or the Extension Fund, as applicable, in connection with the Proposed Transaction; (iii) changes in the Company’s or the Extension Fund’s investment objectives, restrictions and policies, if any, that will result from the Proposed Transaction; (iv) direct and indirect federal income tax consequences of the Proposed Transaction to the Company’s or the Extension Fund’s investors, as applicable; (v) the potential benefits to investors of the Company or the Extension Fund, as applicable, as a result of the Proposed Transaction; (vi) the terms and conditions of the Proposed Transaction; (vii) the expenses that are anticipated to be incurred on an ongoing basis by their respective investors; (viii) anticipated asset levels of the Company or the Extension Fund and their respective future prospects, as applicable; (ix) the identity of the adviser of each of the Company and the Extension Fund; and (x) alternatives to the Proposed Transaction.

Although the management and incentive fees payable by the Extension Fund to TAMCO pursuant to its advisory agreement are expected to differ from the fees payable by the Company, such fees (i) will be comprehensively disclosed to all Unitholders in the materials delivered in connection with the Exchange, thereby enabling each Electing Unitholder to make a fully informed investment decision and (ii) do not result in a benefit to TAMCO that could not have otherwise been achieved though the formation of a newly formed BDC, but which would not have resulted in the corresponding benefits to Unitholders. Furthermore, any corollary benefit to TAMCO does not lessen the benefits to the Company, the Extension Fund and their investors, and in approving the Proposed Transaction the Boards will specifically consider the effect of these fees paid by investors in the Extension Fund.

ii.	Section 57(a)(4) and Rule 17d-1, as made applicable to BDCs by Section 57(i)

The Applicants are also requesting an Order pursuant to Section 57(i) and Rule 17d-1 thereunder. Rule 17d-1(b) provides that in determining whether to grant such an order, the Commission will consider whether the participation of the investment company in the joint transactions “is consistent with the provisions, policies and purposes of the Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.”

The Applicants submit that the Proposed Transaction meets the standards for an order pursuant to Rule 17d-1 for much the same reasons as discussed above with respect to the request for exemption from Sections 57(a)(1) and (a)(2). The Proposed Transaction has been proposed in order to benefit the Company and its Unitholders, including Electing Unitholders, and future investors in the Extension Fund.

The costs and expenses of the Proposed Transaction, including costs incurred in connection with this application and effecting the Exchange, will be borne by the Company (prior to the consummation of the Exchange) to the extent that these costs and expenses, together with certain other operating expenses incurred by the Company in the same calendar year, do not exceed the cap on operating expenses in the Company’s LLC Agreement (with any amounts in excess of the cap on operating expenses in any calendar year to be borne by TAMCO). This is a fair and equitable allocation of these expenses because the Proposed Transaction is consistent with the expectations of all Unitholders, and was disclosed to them at the time of their investment in the Company.

As discussed above, to the extent possible, the Company intends to structure the Proposed Transaction to minimize tax consequences for the Company and the non-electing Unitholders.

Finally, the Proposed Transaction will not place any of the Company, the Extension Fund or existing Unitholders of the Company in a position less advantageous than that of any other of such persons. The pro rata portion of the Company’s assets and liabilities transferred to the Extension Fund (and the Shares received in return) will be in proportion to the percentage of Electing Unitholders, with no discretion given to the Company or any other party. Following the transaction, each Unitholder and Electing Unitholder will own the same pro rata interest in the same underlying assets (which will be subject to the same valuation policy), leaving all investors in the same investment posture immediately following the Proposed Transaction.

There are safeguards in place to ensure that non-electing Unitholders will not be prejudiced as a result of the transaction. Under no circumstances will the Company require non-electing Unitholders to tender or redeem their Units of the Company, and Unitholders who wish to remain invested in the Company during the remainder of the Company’s finite term will be able to do so regardless of the percentage of Unitholders that elect to participate in the Exchange. Non-electing Unitholders will not face increased fee rates as a result of the Proposed Transaction because the Company’s management and incentive fees will remain unchanged and the Proposed Transaction will not result in any additional incremental fees for the Company’s Unitholders during the remainder of the term. Most importantly, the cap on operating expenses in the Company’s LLC Agreement will continue to apply following the Proposed Transaction, which will mitigate the possibility that Unitholders are required to bear disproportionately high operating expenses resulting from the Company’s diminished economies of scale. As explained above, the Company’s LLC Agreement imposes an annual cap on the amount of operating expenses that can be borne by the Company (with any operating expenses in excess of the cap to be borne by TAMCO).19 Because this operating expense cap is expressed as a percentage of the Company’s capital commitments, the cap will automatically adjust downward by operation of the Exchange in proportion to the capital commitments of electing Unitholders. Put differently, the total amount of operating expenses that can be borne by the Company in any calendar year will be reduced pro rata based on the percentage of Electing Unitholders, thereby preserving the commercial arrangement negotiated by the Unitholders at the time of their investment decision. Setting aside the cap on operating expenses, the Applicants further submit that the Company’s

19 See footnote 22 above for further details on the calculation of the operating expense cap under the Company’s LLC Agreement.

anticipated operating expenses following the Proposed Transaction are expected to be low compared to their historic level. Because the Company’s commitment period will have terminated prior to the completion of the Proposed Transaction, the Company will generally not be permitted to make additional portfolio investments, and therefore does not expect to incur ongoing operating expenses relating to the sourcing, negotiating and documentation of investment opportunities. Collectively, these measures insulate non-electing Unitholders from the risk of bearing disproportionate fees and expenses as a result of the Proposed Transaction.

iii.	Sections 12(d)(1)(A) and 12(d)(1)(C), as made applicable to BDCs by Section 60

The Applicants are requesting an Order pursuant to Section 12(d)(1)(J) of the Act from the provisions of Section 12(d)(1)(A) and Section 12(d)(1)(C) of the Act, as described above, in order to permit the Applicants to effect the Proposed Transaction. Section 12(d)(1)(J) provides that:

“The Commission, by rule or regulation, upon its own motion or by order upon application, may conditionally or unconditionally exempt any person, security, or transaction, or any class or classes of persons, securities, or transactions from any provision of this subsection, if and to the extent that such exemption is consistent with the public interest and the protection of investors.”

The Applicants submit that the requested exemption from Section 12(d)(1)(A) and Section 12(d)(1)(C) meets the Section 12(d)(1)(J) standards.

The Proposed Transaction is consistent with the public interest in that, as explained above, it is intended to result in a benefit to non-electing Unitholders, Electing Unitholders and potential future retail investors in the Extension Fund.

In addition, the Proposed Transaction is consistent with investor protection. The provisions of
Section 12(d)(1) are based primarily on Congress’ concern that “(1) there is a danger of control by [a] fund holding company of portfolio companies of underlying mutual funds and, (2) there is a layering of costs to investors in terms of duplication of administrative expenses, sales charges and advisory fees.”20 Section 1(b)(2) of the Act declares it against the public interest when investment companies are “organized, operated, managed or their portfolio securities are selected” in the interest of, among others, the investment company’s officers, directors, investment adviser, or affiliated persons thereof. Section 1(b)(4) similarly declares it against the public interest to unduly concentrate control of investment companies through pyramiding. The Applicants submit, however, that none of these harms exist in the present situation.

There is no danger of control over the Extension Fund by the Company or of a layering of costs to Unitholders, including Electing Unitholders. Indeed, ownership of the Extension Fund by the Company will exist for only a momentary period. In addition, the Proposed Transaction involves no layering of costs to Unitholders, including Electing Unitholders, since the Extension

20 H.R. Rep. No. 1381, 91st Cong., 2d Sess. 10 (1970).

Fund will not incur any advisory, administrative, transfer agency, custody or similar fees until after completion of the Proposed Transaction. In these respects, the Proposed Transaction is of a similar (if not identical) nature to the types of transactions which Congress itself saw fit to except from Section 12(d)(1) through the enactment of Subsection (D) thereof.

iv.	Section 23(c)(3), as made applicable to BDCs by Section 63

The Applicants are requesting an Order pursuant to Section 23(c)(3) of the Act to the extent necessary to consummate the Proposed Transaction, and submit that the requested exemption from Section 23(c) meets the Section 23(c)(3) standards.

Section 23(c)(3) permits a BDC to purchase securities of which it is the issuer “under such . . . circumstances as the Commission may permit by . . . orders for the protection of investors in order to insure that such purchases are made in a manner or on a basis which does not unfairly discriminate against any holders of the class or classes of securities to be purchased.” As noted above, the transactions between the Company and the Electing Unitholders described herein with respect to the Exchange may entail “purchases” by the Company of its own securities within the meaning of Section 23(c). However, the Applicants submit that any such purchases will be made in a manner that does not unfairly discriminate against non-electing Unitholders or Electing Unitholders.

As explained above, the Proposed Transaction will not place any of the Company, the Extension Fund or existing Unitholders of the Company in a position less advantageous than that of any other such persons. The pro rata portion of the Company’s assets and liabilities transferred to the Extension Fund will be in proportion to the percentage of Electing Unitholders, with no discretion given to the Company or any other party. Following the Proposed Transaction, each Unitholder and Electing Unitholder will own the same pro rata interest in the same underlying assets (which will be subject to the same valuation policy), leaving all investors in the same investment posture immediately following the Proposed Transaction.

In addition, non-electing Unitholders will not be prejudiced as a result of the transaction. Under no circumstances will the Company require non-electing Unitholders to tender or redeem their Units of the Company, and Unitholders who wish to remain invested in the Company during the remainder of the Company’s finite term will be able to do so regardless of the percentage of Unitholders that elect to participate in the Exchange. Non-electing Unitholders will not face increased fee rates as a result of the Proposed Transaction, and the cap on operating expenses in the Company’s LLC Agreement will protect non-electing Unitholders from the risk of bearing disproportionate operating expenses.

V.	APPLICABLE PRECEDENT

The Applicants believe that the Proposed Transaction does not closely resemble any precedent exemptive relief applications considered by the Commission in the context of other BDCs or registered funds. The crucial differentiating factor presented by the Proposed Transaction relates to investor optionality. While the Commission has previously granted exemptive relief to facilitate spin-off transactions undertaken by registered closed-end funds, each of those transactions were premised on the mandatory participation of all investors in a new entity. Accordingly, these precedents involved every shareholder of the relevant fund receiving a mandatory pro rata distribution of shares of the new “spun off” entity. The Proposed Transaction adopts a markedly different structure. To provide all Unitholders with the optionality contemplated by the Company’s organizational documents, the Proposed Transaction will be structured through a non-pro rata distribution of the Extension Fund’s Shares (i.e., a distribution only to those Electing Unitholders who decide to participate in the Exchange). However, in spite of this novel structure, the Applicants believe that protective measures contemplated by this application are responsive to the same concerns considered by the Commission in those contexts.

a.	NexPoint Credit Strategies Fund, Gabelli Dividend & Income Trust, et al. and Royce Value Trust, Inc.

The Commission granted relief in connection with “spin-off” transactions undertaken by registered closed-end funds to NexPoint Credit Strategies Fund,21 Gabelli Dividend & Income Trust,22 and Royce Value Trust, Inc.23 In each of these applications, the applicants were granted an exemption from Section 17(a), and under 17(d) and Rule 17d-1 thereunder to permit certain joint spin-off transactions. In addition, the parties in the Royce transaction were granted an exemption from Sections 12(d)(1)(A) and 12(d)(1)(C), and the parties in the Gabelli transaction relied on a no-action letter granted to Gabelli Equity Trust on April 1, 1994 from the Office of Chief Counsel of the Commission’s Division of Investment Management stating that it would not recommend enforcement action to the Commission under Section 12(d)(1) if the Equity Trust proceeded with the transaction described therein.

In the NexPoint transaction, a registered investment company and its affiliates (“NHF”) obtained an order to effect a spin-off of certain multifamily real estate assets from NHF to an affiliate publicly traded real estate investment trust (“REIT”), Freedom REIT, LLC (“Freedom REIT”), by first effecting a series of restructuring transactions followed by a distribution of all of the outstanding shares of the Freedom REIT’s common stock to the shareholders of NHF on a pro rata basis.

In the Royce transaction, Royce Value Trust, Inc. (“Value Trust”), Royce Global Value Trust, Inc. (“Royce Global”), and Royce & Associates, LLC obtained an order as joint applicants to allow Value Trust to effect a spin-off transaction by first contributing approximately $100 million of the net assets of Value Trust to Royce Global in exchange for common shares of Royce Global, of which Value Trust owned 100% of the voting securities, and then distributing shares of Royce Global to the stockholders of Value Trust on a pro rata basis.

The Commission also granted similar relief to Gabelli Funds, LLC and the closed-end family it advises (the “Gabelli Funds”) on four separate occasions, most recently in 2014. In the

21 NexPoint Credit Strategies Fund, et al., Investment Company Act Release No. 31488 (February 26, 2015) (“NexPoint”).

22 Gabelli Dividend & Income Trust, et al., Investment Company Act Release No. 30970 (February 28, 2014) (“Gabelli”). See also Investment Company Act Release No. 20502 (August 25, 1994); Investment Company Act Release No. 23840 (May 14, 1999); and Investment Company Act Release No. 27823 (May 22, 2007).

23 Royce Value Trust, Inc. et al., Investment Company Act Release No. 30500 (April 30, 2013) (“Royce”).

2014 transaction, The Gabelli Dividend & Income Trust (“Dividend Trust”) effected a spin-off transaction by first contributing approximately $100 million of the net assets of Dividend Trust to The Gabelli Global Small and Mid Cap Value Trust (“Global Trust”) in exchange for common shares of Global Trust, of which Dividend Trust owned 100% of the voting securities prior to the consummation of the transaction and then distributing the shares of Global Trust to stockholders of Dividend Trust on a pro rata basis.

There are important similarities between the Proposed Transaction and the NexPoint, Gabelli and Royce transactions (together, the “Spin-Off Transactions”), which the Applicants believe carry significant precedential value for purposes of considering the relief requested by this application:

•	The Proposed Transaction and the Spin-Off Transactions are each motivated by a desire to provide investors with the opportunity to better tailor their investments. In the Spin-Off Transactions, the applicant funds distributed shares of a newly formed entity to their investors to enable them to hold underlying assets more directly, which would in turn provide them with the option of holding those shares for investment purposes, or selling them on the open market. Similarly, the Proposed Transaction would provide Unitholders with the option of holding Units for the duration of the Company’s finite term or participating in an investment vehicle with a longer, potentially indefinite, investment horizon.

•	The Spin-Off Transactions and the Proposed Transaction leave all investors in the same investment posture immediately following the transactions. In the Spin-Off Transactions, the distribution of shares did not initially change the position of shareholders with respect to the underlying investments that they then owned; such investments were simply held though two closed-end funds rather than one. In the Proposed Transaction, Unitholders and Electing Unitholders will continue to own the same pro rata interest in the same underlying portfolio investments as they did immediately prior to the transaction, except that such ownership will be held through either Company Units or Extension Fund Shares.

•

The terms of the Spin-Off Transactions and the Proposed Transaction mitigate against the possibility of shareholders or Unitholders suffering prejudice resulting from valuation uncertainty or similar “implementation risk.” In the Spin-Off Transactions, the transferred assets were distributed pro rata to all investors and, in the case of the Royce and Gabelli transactions, consisted largely of assets not subject to valuation uncertainty such as cash, short-term fixed income instruments, and/or unappreciated equity securities. In the NexPoint transaction, the assets consisted largely of certain multifamily properties which had been held by Freedom REIT for several fiscal quarters and the valuation of which was well understood by NHF’s adviser and its board of directors. As discussed above, in the Proposed Transaction a portion of each underlying portfolio investment of the Company, all of which are senior secured first-lien loans, will be transferred in proportion to the percentage of Electing Investors on a pro rata basis, which is purely an objective and formulaic determination. Furthermore, like in the Proposed Transaction, each relevant entity in the Spin-Off Transactions adopted identical valuation policies.

•	Each of the Spin-Off Transactions and the Proposed Transaction are conditioned upon the approval of each relevant entity’s board of directors, including the majority of Non-Interested Directors, after considering the transaction and determining that it is in the best interest of investors.

•	In the Spin-Off Transactions and the Proposed Transaction, the predecessor entity and newly formed entity will have common regulatory profiles. The entities in each of the Spin-Off Transactions were registered investment companies (or, in the case of NexPoint, a registered investment company and a REIT that contractually agreed to comply with certain provisions of the Act), and the Company and the Extension Fund will each be regulated as BDCs.

•	The terms of the Proposed Transaction, like the Spin-Off Transactions, will be fully disclosed in detail to investors prior to the transaction in accordance with the applicable disclosure requirements, enabling them to make fully informed investment decisions.

•	The relevant regulated entities in the Proposed Transaction will share a common investment adviser, as did the relevant regulated entities in the Spin-Off Transactions.

As noted above, there are structural differences between the Spin-Off Transactions and the Proposed Transaction. While investors participating in the Spin-Off Transactions and the Proposed Transaction are similarly left in the same investment posture following the transaction, each investor participating in the Spin-Off Transactions received a pro rata distribution of the same assets, whereas only the Electing Unitholders will receive Shares of the Extension Fund. Put differently, investors participating in the Spin-Off Transactions were left holding the same underlying assets, but through two different vehicles, whereas Unitholders and Electing Unitholders will hold the same underlying assets as immediately prior to the Proposed Transaction through either the Company or the Extension Fund. However, the Applicants believe that the protective measures contemplated by this application appropriately address any risks specifically attributable to this variation in structure. Importantly, the disclosure materials delivered to Unitholders in connection with the exchange offer will fully describe the material terms of the Exchange and an investment in the Extension Fund (including the terms of its investment advisory agreement) in accordance with the applicable Exchange Act rules, ensuring that each Electing Unitholder will have received all material information to evaluate whether to participate in the Exchange. Furthermore, for so long as the Company and the Extension Fund hold investments in the same portfolio company, the Company and the Extension Fund will comply with the terms of the Co-Investment Order relating to such co-investment, including in connection with any disposition of an interest in such portfolio company or follow-on investment opportunity, thereby ensuring that the investment portfolio of each vehicle will be managed consistently and in the best interest of its respective investors. Finally, the implementation of the asset transfer contemplated by the Exchange will not be impacted by the valuation of the Company’s assets or any other discretionary factor that could potentially prejudice Electing or non-electing Unitholders or create an opportunity for overreaching.

b.	The Singapore Fund, Inc.

The Commission has previously provided exemptive relief to a closed-end regulated investment company that resulted in its investors receiving an offer to exchange their interests for the company’s underlying portfolio assets.24

The Singapore Fund was a closed-end registered investment company that, similar to the Company, neither continuously offered its interests for sale nor permitted its investors to redeem their shares. In its application, the Singapore Fund sought relief from the applicable affiliate transaction provision of the Act in order to offer all of its investors the opportunity to participate in the in-kind repurchase of their shares. Upon the consummation of the in-kind repurchase, a participating investor would generally receive its pro rata portion of the Singapore Fund’s underlying assets.

The Singapore Fund determined that its exchange offer would be reasonable and fair to its investors and would not involve overreaching because, among other reasons, it would (i) pay each participating investor a pro rata portion of the underlying assets, (ii) not have any discretion regarding which assets or which portion of the assets were transferred, (iii) use the same valuation method to value the portfolio assets as it did its own shares’ value and (iv) provide each investor materials to evaluate the offer. As discussed above, these are all characteristics of the Proposed Transaction. In addition, like the Singapore Fund’s exchange offer and in contrast to potential alternatives, the Proposed Transaction would help the Company avoid prematurely selling its assets.25

VI.	PROCEDURAL MATTERS

a.	Communications

Pursuant to Rule 0-2(f) under the Act, Applicants state that their addresses are as indicated on the cover page of this application. Applicants further state that all written or oral communications concerning this application should be directed to:

24 The Singapore Fund, Inc., Investment Company Act Release No. 29880 (December 8, 2011) (“Singapore Fund”).

25 The Applicants note that, under materially different circumstances, the Commission granted exemptive relief from the applicable affiliate transaction provisions of the Act to permit a registered investment company to sell certain of its assets to an affiliate BDC in Tennenbaum Opportunities Fund V, LLC, et al., Investment Company Act Release No. 31358 (November 25, 2014) (“Tennenbaum”). However, the transaction in Tennenbaum required the manager to make judgments regarding which assets to include in the sale, and investors in the registered investment company would no longer hold a pro rata interest in the assets involved after the transaction. Like a number of the precedents cited above, the Proposed Transaction does not present these issues, as investors will continue to hold their pro rata portion of the underlying assets (through either the Company or the Extension Fund, depending on their election) and the Company will not have any discretion in selecting which assets to include in the Proposed Transaction.

Adrian Rae Leipsic, Esq.

Adam E. Fleisher, Esq.

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, New York 10006

(212) 225-2000

With copies to:

Meredith S. Jackson

Executive Vice President and General Counsel

The TCW Group, Inc.

865 S. Figueroa Street

Los Angeles, CA 90017

(213) 244-0000

Applicants desire the Commission to issue an order pursuant to Rule 0-5 under the Act without conducting a hearing.

b.	Authorization

The verifications required by Rule 0-2(d) are attached hereto as Exhibit A.

Pursuant to Rule 0-2 under the Act, each Applicant declares that this application for a Commission order is signed by Jess Ravich as Chairman of the Board of Directors of the Company and James Krause as Chief Financial Officer of the Company and by Meredith Jackson as Executive Vice President of TAMCO and Oladipo Ashiru as Senior Vice President of TAMCO pursuant to the general authority vested in each of them as such by the governing documents of each Applicant, or pursuant to the resolutions attached hereto as Exhibit B.

All requirements for the execution and filing of this application in the name and on behalf of each Applicant by the undersigned have been complied with and the undersigned is fully authorized to do so and has duly executed this application this 20th day of April, 2017.

VII.	CONCLUSION

On the basis of the foregoing, Applicants respectfully request that the Order sought by this application be issued (i) pursuant to Section 57(c) of the Act granting an exemption from Sections 57(a)(1) and 57(a)(2) of the Act, (ii) pursuant to Rule 17d-1 under the Act, as made applicable to BDCs by Section 57(i), granting an exemption from Section 57(a)(4) of the Act, (iii) pursuant to Section 12(d)(1)(J), as made applicable to BDCs by Section 60, granting an exemption from Sections 12(d)(1)(A) and 12(d)(1)(C) and (iv) pursuant to Section 23(c)(3), as made applicable to BDCs by Section 63, granting an exemption from Section 23(c).

Dated: April 20, 2017

TCW DIRECT LENDING LLC

By:	/s/ Jess Ravich
Name: Jess Ravich
Title: Chairman of the Board of Directors

By:	/s/ James Krause
Name: James Krause
Title: Chief Financial Officer

TCW ASSET MANAGEMENT COMPANY

By:	/s/ Meredith Jackson
Name: Meredith Jackson
Title: Executive Vice President

By:	/s/ Oladipo Ashiru
Name: Oladipo Ashiru
Title: Senior Vice President

Exhibit A

VERIFICATION

The undersigned states that he has duly executed the attached application for an order under Sections 12(d)(1)(J), 23(c)(3), 57(c), 57(i), 60 and 63 of the Investment Company Act of 1940 and Rule 17d-1 under the Investment Company Act of 1940, dated April 20, 2017 for and on behalf of TCW Direct Lending LLC and TCW Asset Management Company, and that all actions by stockholders, directors, members, and other bodies necessary to authorize the undersigned to execute and file such application have been taken. The undersigned further says that he is familiar with the instrument and the contents thereof, and that the facts set forth therein are true to the best of his knowledge, information, and belief.

TCW DIRECT LENDING LLC

By:	/s/ Jess Ravich
	Name:	Jess Ravich
	Title:	Chairman of the Board of Directors

By:	/s/ James Krause
	Name:	James Krause
	Title:	Chief Financial Officer

TCW ASSET MANAGEMENT COMPANY

By:	/s/ Meredith Jackson
	Name:	Meredith Jackson
	Title:	Executive Vice President

By:	/s/ Oladipo Ashiru
	Name:	Oladipo Ashiru
	Title:	Senior Vice President

Exhibit B

RESOLUTIONS

Review and Approval of Company’s Exemptive Relief Application

WHEREAS, the Board of Directors has reviewed the Company’s exemptive relief application (the “Application”), a copy of which is included in the board materials (See Exhibit A under 5C), for an order of the SEC pursuant to Sections 57(c) and 57(i) of the 1940 Act, and Rule 17d-1 promulgated under the 1940 Act, permitting certain joint transactions as described in the Application that otherwise may be prohibited by Sections 57(a)(1), 57(a)(2) or 57(a)(4) of the 1940 Act and Rule 17d-1 under the 1940 Act;

NOW, THEREFORE, BE IT RESOLVED, that the Authorized Officers shall be, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of the Company, to cause to be executed, delivered and filed with the SEC the Application, in substantially the form attached hereto as Exhibit A, with such changes and modifications as are determined necessary, advisable or appropriate by any such officers, such determination to be conclusively evidenced by the filing of the Application;

FURTHER RESOLVED, that the Authorized Officers shall be, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of the Company, to cause to be made, executed, delivered and filed with the SEC any amendments to the Application as are determined necessary, advisable or appropriate by any such officers in order to effectuate the foregoing, such determination to be conclusively evidenced by the taking of any such action;

FURTHER RESOLVED, that all acts and things previously done by any of the Authorized Officers, on or prior to the date hereof, in the name and on behalf of the Company in connection with the foregoing resolutions are in all respects authorized, ratified, approved, confirmed and adopted as the acts and deeds by and on behalf of the Company; and

FURTHER RESOLVED, that any officer of the Company be, and each of them hereby is, authorized, empowered and directed to certify and deliver copies of these resolutions to such governmental bodies, agencies, persons, firms or corporations as such officer may deem necessary and to identify by such officer’s signature or certificate, or in such form as may be required, the documents and instruments presented to the Board and approved herein and to furnish evidence of the approval, by an officer authorized to give such approval, of any document, instrument or provision or any addition, deletion or change in any document or instrument.